UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST REPORTS DELIVERIES OF 19,503 ELECTRIC VEHICLES IN MAY 2026 IN VIETNAM, BRINGING YEAR-TO-DATE DELIVERIES TO NEARLY 100,000 VEHICLES

Hanoi, June 10, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) announced preliminary domestic Vietnam deliveries of 19,503 electric vehicles (“EVs”) for May 2026. Year to date, the Company has delivered a preliminary total of 97,961 EVs to customers in Vietnam, reaffirming its leadership in the domestic automotive market and bringing cumulative deliveries in Vietnam to nearly 100,000 vehicles within the first five months of 2026.

Notably, Limo Green continued to be VinFast’s best-selling model in May, with 5,108 vehicles being delivered during the month. The VF 3 ranked second, with 4,770 vehicles delivered. The VF 5 and the Herio Green, which is derived the VF 5, recorded a total of 3,399 vehicles delivered, followed by the VF MPV 7, with 1,711 vehicles delivered. The VF 6 recorded 1,674 vehicles delivered, while the EC Van recorded 1,092 vehicles delivered and the VF 7 recorded 750 vehicles delivered.

For the first five months of 2026, the Limo Green and the VF 3 were VinFast’s two best-selling models in Vietnam with cumulative deliveries of 24,059 and 20,231 vehicles, respectively. The Company also delivered 16,803 VF 5 and Herio Green vehicles, 11,057 VF 6 vehicles, 7,923 VF MPV 7 vehicles, 5,412 VF 7 vehicles and 4,071 EC Van vehicles during the period.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Notes:

Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period as a result of the year end audit.

Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers' Association and Company internal data (for VinFast only).

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive company, committed to its mission of creating a green future for everyone. VinFast offers a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the Company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: June 10, 2026	By:	/s/ Nguyen Thi Lan Anh
		Name:	Nguyen Thi Lan Anh
		Title:	Director and Chief Financial Officer

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